

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 15, 2017

Adam Spice
Chief Financial Officer
MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008

> **Re:** **MaxLinear, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 1-34666**

Dear Mr. Spice:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery